Filed by TLGY Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TLGY Acquisition Corp.

Commission File No. 001-41101

Date: July 22, 2025

As previously announced, on July 21, 2025, TLGY Acquisition Corp., a Cayman Islands exempted company (“TLGY”), StableCoinX Assets Inc., a Delaware corporation (“SC Assets”), StableCoinX Inc., a Delaware corporation, (“Pubco”), StableCoinX SPAC Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and StableCoinX Company Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement”), for a business combination transaction (the “Transaction”) that will result in, among other things, TLGY and SC Assets becoming wholly owned subsidiaries of Pubco and Pubco becoming a publicly traded company.

On July 22, 2025, representatives from TLGY, SC Assets and the Ethena Foundation held an investor call relating to the Transaction. In addition, on July 22, 2025, each of TLGY, Young Cho, Chief Executive Officer of TLGY and SC Assets, and Edward Chen, the managing member of the current sponsors of TLGY, posted on LinkedIn relating to the Transactions. The transcript and social media posts are provided below.

Young Cho (Chief Executive Officer of TLGY and SC Assets): Good morning, everyone. We are thrilled to share with you today that we have entered into a definitive agreement with a business transaction that will enable shareholders to participate in the burgeoning world of Stablecoins and decentralized finance through a digital asset treasury vehicle called StablecoinX, Inc., which we plan to take public through TLGY, a special purpose acquisition company.

Our presentation today will outline the reasons why we believe stablecoin issuers represent a significant thematic investment opportunity, introduce you to Ethena, a leading player in the digital dollar ecosystem, and finally detail how StablecoinX will offer investors exposure to Ethena’s growth.

We’ll be walking you through the strategic vision behind StablecoinX, its role as a strategic partner to Ethena, and the attractive valuation this opportunity presents.

Before we begin, I wanted to remind you that today’s discussion includes statements about expected future events that are forward-looking and subject to risks and uncertainties, and to advise you to read our forward-looking statements and risk factors, which are detailed on Slides 2, 3, and 4.

Information discussed in this call is qualified in its entirety by the Current Report on Form 8-K, which was filed yesterday by TLGY with the SEC in connection with the transaction and may be accessed on the SEC’s website.

We encourage you to read the Form 8-K, including the press release and the accompanying presentation that were attached as exhibits thereto, as well as TLGY’s other public filings that it has made and will make with the SEC in connection with this transaction.

Moving into the executive summary, we present StablecoinX Inc. as an exciting company centered around the Ethena ecosystem, which we believe is poised to accelerate the future of digital finance.

Ethena is a leading DeFi protocol on Ethereum, notable for issuing USDe, synthetic dollar, and USDtd Stablecoin. For those who may be unaware, USDe has rapidly become the third largest digital dollar behind Tether and Circle, while USDtb, primarily backed by BlackRock’s BUIDL, a tokenized money market fund, is the 8th largest Stablecoin.

Ethena’s product offerings differ from those offered by Tether and Circle in that their digital dollar offerings enable 24/7 liquidity and revenue, differing from U.S. Treasury rates, unlocking additional distribution and commercial opportunities for the benefit of the ecosystem.

This differentiated product offering has allowed Ethena to demonstrate impressive growth, becoming the second fastest protocol to reach $100 million in revenue. Through the transaction, StablecoinX Inc. is expected to be a Nasdaq listed company, providing shareholders with exposure to Stablecoins, tokenization, and the DeFi based in the Ethena Foundation ecosystem.

We expect the company to be the only other U.S. listed public company to provide a pure-play exposure to the growth of Stablecoins and other digital dollars besides Circle and the first pure-play treasury company in the Ethena Stablecoin vertical.

To do so, StablecoinX will acquire locked ENA, Ethena’s governance token, at a discount to spot trading prices through a long-term collaboration agreement with the Ethena Foundation. This structure is designed to accretively grow the combined company’s ENA per share for shareholders, even during bear market cycles when digital asset accumulators can trade at or below one times its net asset value.

Importantly, StablecoinX’s core operating business will focus on actively contributing to Ethena’s ecosystem, including operating validator and other infrastructure, staking and custodially holding ENA as a long-term treasury asset, and executing marketing and institutional outreach initiatives that drive broader adoption of Ethena’s products.

By providing such services, StablecoinX is expected to generate validator income that will allow the company to organically grow ENA per share, independent of digital asset acquisitions. By way of quick introduction to the speakers on today’s call, my name is Young Cho, and I have the pleasure of being the CEO of TLGY Acquisition Corp., and of StablecoinX Assets.

I have spent the past 27 years in both traditional finance, or TradFi, and crypto. In the past eight years, I have been involved in a number of crypto-related projects, including previously serving as CFO of Hedera Hashgraph, a Layer 1 protocol, and as Chief Investment Officer at Abra, where I helped and launch the company’s Earn product.

Prior to jumping into crypto, I spent time at both Citi and UBS on the Special Situations Credit desk looking at distress and restructuring opportunities. We have the privilege to have Guy Young, the Founder and CEO of Ethena, on with us. Guy is the brains behind Ethena’s success, helping the protocol become the second-fastest protocol to reach $100 million in revenues, and the fastest to reach $6 billion in supply.

Guy has seven years’ experience in investment banking, hedge funds, and private equity investment roles. And prior to founding Ethena, he spent six years in service management, investing in financial services businesses.

Finally, Ted Chen, who is TLGY’s sponsor. Ted has 18 years’ experience in investment banking, research, and hedge fund investment rules. He is the Founder and Chief Investment Officer at Carnegie Park Capital, LLC, a New York-based asset management firm focused on the co-sponsorship of SPACs.

Prior to Carnegie Park Capital, Ted was Partner and Portfolio Manager at Water Island Capital, where he led the firm’s long-short equity portfolio focused on event-driven opportunities.

The speakers on today’s call, collectively, bring a wealth of expertise, a deep understanding spanning both TradFi and crypto markets, both of which will be instrumental in the long-term success of StablecoinX.

On today’s agenda, we plan to cover three main sections to provide a comprehensive overview of the investment opportunity, including an overview of Stablecoins for those who are unfamiliar with the market, background on Ethena to help investors understand its unique position within the Stablecoin ecosystem, and then our plan for StablecoinX, including details on the transaction structure.

We are currently in what we call the Stablecoins supercycle, characterized by significant growth and increasing adoption that is still in its early infancy. Stablecoin supply has seen a remarkable 45% year-over-year growth, indicating strong demand and expanding utility.

Globally, there are now 166 million Stablecoin holders, demonstrating a widening reach and acceptance of these digital assets. Despite this growth, Stablecoin currently represent only 1.1% of the U.S. M2 money supply, highlighting the immense untapped potential for further expansion.

Looking ahead, we project a $1.9 trillion opportunity by 2030, based on an average of several leading financial institutions’ predictions. This significant projected growth underscores a long-term thematic investment opportunity in the Stablecoin sector.

We firmly believe that Stablecoin represent one of the most important growth stories in finance today. A more favorable regulatory environment is emerging, which is significantly increasing demand for Stablecoin across major financial institutions, FinTech companies, and payment giants.

We are seeing this play out in real-time, with major headlines from Stripe, Apple, J.P. Morgan, all indicating an aggressive arms race to leverage Stablecoin to replace outdated financial infrastructure.

This trend extends to emerging markets, where Stablecoin are finding significant product-market fit in economies facing inflationary pressures. The recent success of the New York Stock Exchange’s debut of Circle further validates the increasing institutional acceptance and market confidence in its asset class. These developments collectively signal a transformative shift in how money will move and be used globally.

The importance of Stablecoin extends beyond just the private sector. They are increasingly becoming a U.S. government priority. In a relatively short span of a decade, Stablecoin issuers have grown to become a top 20 holder of the U.S. debt. This is particularly significant given that Global Central Bank appetite for U.S. debt has been decreasing due to geopolitical tensions, making Stablecoin issuers more important than ever in maintaining demand for U.S. Treasury Securities.

As U.S. Treasury Secretary Scott Bessent aptly put it, we are going to keep the U.S. the dominant reserve currency in the world, and we will use Stablecoin to do that. This statement underscores the strategic importance of Stablecoin in preserving the U.S. dollar’s global reserve currency status.

Stablecoin have been aptly described as room-temperature superconductors for money due to their ability to make money open, instant, frictionless, and borderless. This transformative power is evident in their rapidly growing transaction volume, which now rivals some of the world’s largest traditional payment networks.

As of May 31st, 2025, Stablecoin boast an impressive $33 trillion in total transaction volume over the prior 12 months, putting them in the same league as Visa and significantly surpassing PayPal. This rapid acceleration in transaction volume is a testament to their fundamental advantages.

Stripe, a major payment processor, acknowledges this, stating that Stablecoin represent a payment innovation with the potential to expand access to secure, reliable, and convenient payments globally.

The core characteristics of Stablecoins, cheaper and faster money movement, decentralization, open access, and programmability are driving this revolution, layering the groundwork for exciting new financial services and applications.

Despite the significant growth we’ve already witnessed, the Stablecoin market still represents an enormous untapped opportunity. Reaching a projected $1.9 trillion in Stablecoin supply by 2030 would constitute 9% of the U.S. M2 money supply and imply a fairly reasonable 45% compounded annual growth rate, CAGR, when compared to the 115% CAGR witnessed over the past five years.

Looking at the market opportunity from a user perspective, there are currently only 166 million Stablecoin users globally. While this is a considerable number, it pales in comparison to the 5.9 billion people with financial accounts worldwide and represents what we believe is only about 3% of the addressable market. This stark contrast underscores the vast potential for future growth and adoption, making the Stablecoin sector a compelling long-term investment theme.

The growth opportunity in Stablecoin is particularly pronounced for yield-bearing Stablecoins. These assets are poised to benefit significantly from the overall expansion of the Stablecoin market, while simultaneously capturing an outsized share of future growth, driven by interest-rate sensitive cash holders.

Currently, yield-bearing Stablecoins constitute only about 3% of all Stablecoins. However, J.P. Morgan projects that yield-bearing Stablecoins could grow from 6% to as much as 50% of the market share.

This is a massive potential increase. To put this in perspective, if the total Stablecoin supply reaches $1.9 trillion by 2030, the 50% market share for yield-bearing Stablecoins would translate to a $950 billion opportunity. This clearly highlights the enormous upside potential within this specific segment of the Stablecoin market.

Now, let me turn over the call to Guy Young, who can provide an overview of Ethena and its positioning in the Stablecoin ecosystem.

Guy Young (Ethena; Founder; Chief Executive Officer): Thanks a lot. So my name is Guy Young. I’m the Founder of Ethena and appreciate the introduction. So, the background for Ethena is we really think that we’re strategically positioned at the core of the Stablecoin growth cycle for a bunch of different reasons.

Ethena is responsible for the issuance of USDE, which, as was mentioned earlier, has become the third largest digital dollar behind only USDte and USDC, issued by Tether and Circle. Ethena also issues a separate product called USDtb, which is the largest holder of BlackRock’s BUIDL token, which is the tokenized money market fund that they issue. And this dual issuance strategy allows Ethena to uniquely offer different dollar products across the full risk spectrum to address users’ needs across the Stablecoin landscape.

Beyond Stablecoins, we’re also pretty deeply involved within tokenized assets and have partnered with BlackRock’s tokenization partner, Securitize, to launch a blockchain specifically for the settlement of digital dollars and other tokenized assets. And we’re regularly in discussions with other asset managers with novel structures and products that tokenization could unlock.

We view this as an enormous growth opportunity, as was described earlier, where RWAs alongside Stablecoins are really at the infancy of their growth. And I think this aligns perfectly with Larry Fink’s vision that every stock, every bond, every fund, every asset that can be tokenized will be tokenized.

With Stablecoin market projected to reach $1.9 trillion by 2030, Ethena’s multifaceted approach to these different products puts us in a great position to capture significant value from the expansion in this market.

To give you an overview of Ethena at a glance, this slide highlights Ethena’s product position and market share, where our core product, USDe, is now the third largest digital dollar behind Tether and Circle’s products. We’re proud of this remarkable achievement given our relatively recent launch, only 18 months ago in the beginning of 2024.

Our fully backed Stablecoin USDtb also ranks within the top eight at a market cap of $1.5 billion, and we’re the only issuer with two products that sit within the top 10. USDe was the fastest asset to ever reach $5 billion of supply in crypto history. And we’re extremely proud about this rapid adoption that we’ve seen.

In this chart, you can see the green line represents USDe and shows an incredibly steep trajectory compared to the historical pace of adoption of other major Stablecoins like DAI, USDC, and USDtb. The ability to scale this quickly demonstrates our operational efficiency and validates the underlying demand for our product, both in DeFi, CeFi, and then exporting it out into TradFi as well.

Alongside this rapid growth in AUM and the product side, Ethena was also the second fastest protocol ever in crypto to reach $100 million of revenue, and we’ve reached that milestone in just 251 days.

This incredible pace places Ethena ahead of many well-known established protocols throughout the entire DeFi ecosystem. This rapid revenue accumulation highlights the efficiency and effectiveness of Ethena’s protocol design and its ability to capture value within the DeFi ecosystem. The strong financial performance is a key indicator of Ethena’s robust business model, providing a strong foundation for Stablecoins investment thesis.

To give you an overview of USDe and how it works and how it’s used, we’re going to dive into that now. USDe is a fully collateralized digital dollar that maintains its peg through delta-neutral basis positions, offering relative stability in most market conditions without relying on holding T-bills within the banking system.

We launched USDe in February 2024 and quickly reached a supply of over $6 billion by the end of the year. The mechanism that holds the peg for USDe involves hedging crypto assets to maintain the peg, with the underlying collateral adding income from both staking and then also the funding rate or the basis that’s captured from shorting derivatives. This collateral is held on-chain in institutional-grade off-exchange solutions to minimize counterparty risk to crypto exchanges.

In terms of its utility, USDe serves as a critical medium of exchange within DeFi. It’s used within trading pairs on decentralized exchanges and then also centralized exchanges and has enormous cross-chain utility integrated over 20 networks for various applications, facilitating fast and secure cross-border payments.

In terms of USDtb, to give you an overview of how it works, we launched this product back in December of 2024, so it’s a relatively new product and it’s a very simple fiat-backed Stablecoin backed primarily by BlackRock’s BUIDL, the largest tokenized money market fund in the world.

USDtb currently has a circulating supply of $1.5 billion as of June 2025. Its operational mechanism enables its USD peg through cash or cash equivalent reserves with 90% allocation towards BUIDL for high stability and liquidity. It operates on-chain with Mint and Redeem mechanisms, providing transparency and efficiency with 24/7 on-demand access.

The applications of USDtb are diverse and impactful. It’s integrated into DeFi for trading, lending, and borrowing, including Aave’s Ethereum core market. It also serves as margin collateral for trading on some of the world’s largest exchanges, such as Bybit, the second largest derivatives exchange in the world.

Furthermore, USDtb enables fast, unrestricted cross-chain transfers for payments and settlements. Importantly, USDtb can also sit within Ethena’s flagship USDe product, serving as an alternate reserve during periods of market volatility to enhance the overall stability of the entire ecosystem.

We also have another significant development for Ethena’s ecosystem, which is our partnership with Securitize and BlackRock’s tokenization partner to launch a purpose-built settlement layer for both Stablecoin and tokenized assets.

This initiative, which is launching late in 2025, is designed to be a dedicated blockchain that will streamline the issuance of existing and future tokenized assets by BlackRock’s tokenization partner.

This partnership presents a tremendous opportunity for Ethena. It is expected to drive substantial demand for both USDe and USDtb as they are expected to serve as collateral for tokenized assets and various DeFi applications.

Moreover, Ethena stands to significantly benefit from onboarding institutional capital flows into the crypto space via this new initiative, as this new blockchain provides a regulated and efficient pathway for traditional finance to interact with digital assets in our products. The strategic move positions Ethena as a foundational settlement layer for tokenized assets markets, which is projected to grow to a massive 12 trillion by 2030.

The ecosystem that surrounds Ethena is one of the best in the industry. We wouldn’t be as successful as we are without all the strategic partners who believe in what we’re building. Establishing a broad distribution network is critical for any dollar issuer to achieve the scale that we have, and we’re proud to have deep partnerships with DeFi applications, CeFi exchanges, and real-world traditional financial institutions.

This extensive network significantly expands USDe’s accessibility, liquidity, and revenue-generating potential. Ethena is one of the most widely integrated digital dollar protocols. Today, Ethena plays a major role in the world’s largest blockchains, exchanges, and startups, with over 20 networks integrated, including Ethereum, Solana, and HyperLiquid.

We’ve secured partnerships with major exchange platforms, such as Bybit, Bitget, and with listings across Coinbase, and other major exchanges. Furthermore, Ethena is integrated into other DeFi players like Chainlink, [Laser], Maple, PENDLE, Aave, and MORPHO, as well as a key partnership with World Liberty Financial. These collaborations are crucial for expanding USDe’s utility and adoption, solidifying our position as a central component in the growing digital asset landscape.

An example of a partnership that would drive this growth is what we’ve recently announced with Telegram, via the Telegram wallet and Tom blockchain. Announced in April 2025, this collaboration enables access to Ethena’s ecosystem for Telegram’s immense global user base of over a billion people.

This is particularly impactful as Telegram has a significant presence in emerging economies across Asia, Africa, and Latin America, where the stability of the US dollar, and by extension Stablecoins, can be preferred to volatile local currencies. This partnership allows users globally to benefit from a readily accessible USD savings vehicle through Ethena.

This product also allows individuals to access a savings account like experience via Ethena, directly within your Telegram app, or on your phone and desktop. We see our integration within Telegram wallets as an easily accessible and replicable template that we can bring to other consumer-facing FinTech and messaging platforms in all major geographies around the world. Ultimately, a dollar as a savings product is the one killer use case that we see a billion people being able to use out of crypto.

In terms of our investors, this is not an exhaustive list, but highlights some of the significant and strategic investors that believe in what we’re building. This includes prominent investment firms within blockchain, such as Dragonfly, as well as traditional financial investors, such as Fidelity and Franklin Templeton.

Most of our distribution partners are also investors, which is key for a dollar issuer, and this includes the largest exchanges, such as Binance, Bybit, OKX, and Kraken. These partnerships are critical for expanding Ethena’s reach and facilitating greater liquidity for Stablecoins across the world, as well as onboarding institutional flows into the ecosystem.

This combination of strong venture backing and strategic distribution partners provides Ethena with a robust foundation for continued growth and innovation.

I’m now going to turn over the call to Ted, who’s going to provide more details on StablecoinX and how the success of our achievement in Ethena can directly benefit the shareholders of StablecoinX as an accumulator of our token.

Ted Chen (Carnegie Park Capital, LLC; Founder. Chief Investment Officer; Managing Member of TLGY’s current sponsor): Thank you, Guy. By now, I hope you understand our excitement for Stablecoins generally and why we are in particular excited about Ethena’s positioning what we expect to be a significant growth opportunity over the next decade.

Our investment thesis for StablecoinX is built on two fundamental pillars. First, ENA, Ethena’s governance token, is the exclusive gateway to gain exposure to Ethena and its leading position in the Stablecoin ecosystem.

With the global Stablecoin market projected for significant growth in the near future, we believe Ethena’s products are well positioned for widespread adoption in both DeFi and traditional finance. Ownership of ENA provides access to this high growth blockchain ecosystem, encompassing Stablecoin adoption, tokenization, and institutional capital flows into crypto.

Second, by owning ENA as a treasury strategy, StablecoinX is expected to be the second pure play company after Circle to provide shareholders with a unique opportunity to gain exposure to the growth in Stablecoins.

Importantly, StablecoinX and the Ethena Foundation have entered into a long-term collaboration agreement that will provide the company with the opportunity to acquire locked ENA tokens at a discount to market trading prices.

By acquiring ENA at a discount, we expect StablecoinX to be able to creatively grow ENA per share, providing shareholders with even greater exposure to Ethena over time. Furthermore, by operating validator nodes for the upcoming Converge Network as part of the company’s core business, we expect StablecoinX will be able to accumulate additional ENA organically without shareholder dilution.

It’s important to understand that StablecoinX is not just a public company adopting ENA as a treasury strategy, but will be a strategic partner to Ethena through the collaboration agreement, ensuring deep alignment and priority access to future growth opportunities. This is further evidenced by Ethena’s ability to nominate a representative on StablecoinX’s board and have representation on its investment committee.

We believe the benefit of owning ENA for shareholders is multifaceted and attractive. As the governance token of Ethena, holding ENA in treasury provides StablecoinX with several important modes of value creation tied to Ethena’s growth.

First, ENA ownership offers the potential benefit from future Ethena protocol revenue when the Ethena governance committee approves the fee switch. Receiving a share of protocol revenue generated from USDe is akin to receiving dividends as a company matures.

Given the significant operating leverage that Stablecoin issuers such as Tether exhibit as they reach scale, we see protocol revenue for ENA as potentially large, especially if Ethena successfully matures and maintains its market dominance.

Second, as Ethena’s ecosystem expands and its digital dollar gains wider adoption, ENA holders have the opportunity to receive airdrops of new tokens from new applications and protocols looking to build on or integrate with the Ethena ecosystem. The value and consistency of those rewards are only enhanced as the network effects of Ethena’s ecosystem expands and matures.

And third, with ENA expected to be used to secure Ethena’s purpose-built tokenized assets settlement layer, operating as a validator where ownership of ENA is a requirement can generate additional revenue for the company.

StablecoinX will earn potential revenue by each of these opportunities, which can then be used to organically acquire more ENA, creating a compounding effect of increasing ENA per share. This synergistic relationship provides a robust pathway for value creation for StablecoinX shareholders.

We believe StablecoinX’s model for accruing more ENA per share is unique in the sense that it does not have to rely on a multiple of NAV or mNAV to trade over one to creatively grow ENA per share. This is driven by StablecoinX’s opportunity to acquire lost ENA at a discount directly from the Ethena Foundation or with existing holders who are looking for liquidity.

This is important as it is generally a requirement for digital asset treasury companies to trade at a multiple above one in order to grow their digital assets per share accretively. This hampers most of them during crypto bear markets, where it is arguably the best time to be opportunistically acquiring such assets.

StablecoinX, through its partnership with Ethena, will differ in that it will continue to have the opportunity to pursue discounted locked token transactions that are still accretive to shareholders even below 1x mNAV. As an example, issuing shares at 0.9 mNAV would still be value accretive if the company is able to acquire ENA at a 0.7 mNAV.

This opportunity allows StablecoinX’s flywheel to fully operate throughout the bull and bear crypto cycles and enhances the company’s ability to grow ENA per share faster than the other digital asset treasury companies that may be limited to share buybacks in bear markets. Over time, we expect StablecoinX’s mNAV to reflect such competitive advantage as shareholders recognize its long-term benefits.

It’s important to note that StablecoinX is launching with scale. As part of the announcement of the transaction, the parties to the transaction successfully raised over $360 million in PIPE commitments, more than $260 million of which was in cash and the remainder in ENA tokens.

The cash portion of the PIPE is being funded by investors at the announcement of this transaction, and such proceeds will be used immediately to acquire locked tokens from the Ethena Foundation.

The number of ENA tokens underlying the in-kind PIPE is fixed, and together with the tokens purchased from the Ethena Foundation, will float up and down in value based on ENA’s price performance during the pendency of the transaction.

PIPE investors who participate in this financing will receive a floating number of shares at closing based off of the value of ENA holdings at closing priced at $10 per share. This is by design so that existing public shareholders of TLGY will benefit from the lower risk profile of having mNAVs stay fixed at $10 regardless of ENA’s short-term trading and resulting share issuance.

Based on these commitments and purchases, StablecoinX is expected to launch with approximately 1.7 billion ENA tokens, which based on ENA’s current price of $0.50, is currently worth over $800 million in value. For public investors, this means StablecoinX will be a company of scale with the ability to pursue other value-enhancing opportunities over time.

It’s important to note that the TLGY team is aligned with investors and shareholders and believe in the long-term value that StablecoinX can generate. For this reason, TLGY sponsors are forfeiting 70% of their founder shares and 100% of the private warrants in exchange for long-term earnouts that are tied to the successful execution of StablecoinX’s business objectives.

Finally, we believe the value to shareholders is attractive, as the deal represents a 0.76 mNAV at $10 per share. Said another way, a 1x mNAV is approximately $13 per share, which is above TLGY’s last reported trust value per share. As noted previously, this will hold true regardless of how many shares are issued to PIPE investors.

This slide provides a quick summary of the transaction overview, including the breakdown of pro forma ownership, assuming no appreciation in ENA pricing. As noted previously, PIPE investors will be issued more or less shares if ENA price goes up or down, which in essence means their equity ownership in StablecoinX will flex until the merger closing.

With that, I will turn it over to Young for closing marks.

Young Cho: Thanks Ted. So we are extremely excited to bring StablecoinX to the public markets for all the reasons discussed throughout this presentation. In summary, we are excited for the opportunity to invest early in the Stablecoin ecosystem that is expected to grow from a $265 billion TAM to a $1.9 trillion TAM by 2030.

And we are also excited for the opportunity to invest behind the Ethena team that has shown their ability to find product market fit and scale very quickly. We are also excited for the ability to wrap that opportunity to a regulated public vehicle that can grow its underlying data to the Ethena growth and ecosystem opportunity. And finally, to bring to the public markets an attractive valuation relative to digital asset treasury companies as detailed on this slide.

We look forward to engaging with potential shareholders and Ethena ecosystem stakeholders over the next few months as we look forward to bringing StablecoinX to the public markets.

Thank you for joining our web presentation, and we look forward to getting started on a journey with our partners at Ethena. Thank you for listening.

TLGY

**TLGY Acquisition Corporation**
218 followers
19h · Edited

Excited to bring the shareholders access to the 3rd largest issuer of digital dollars behind Tether and Circle: Ethena Labs

StablecoinX, through its merger with TLGY (OTC: TLGYF), will be the only other publicly listed company than Circle (CRCL) that investors can express a view on the growth potential for stablecoins.

We are excited to partner with the Ethena team on this journey and look forward to bringing StablecoinX to the public markets soon.

https://lnkd.in/ebKsR7RF

Published on LinkedIn

**TLGY Acquisition Corp. Announces Business Combination and Approximately $360 Million PIPE Financing to Form StablecoinX, an Ethena Stablecoin-Focused Treasury Company**
tlgyacquisition.com

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Additional Information and Where to Find It

In connection with the Business Combination, Pubco intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of TLGY and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, TLGY will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date to be established for voting at the Extraordinary General Meeting. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the Extraordinary General Meeting. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. TLGY and Pubco may also file other documents with the SEC regarding the Business Combination. TLGY’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about TLGY, SC Assets, Pubco and the Business Combination.

TLGY’s shareholders and other interested persons will be able to obtain copies of the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the definitive proxy statement/prospectus and other documents filed or that will be filed by TLGY and Pubco with the SEC, free of charge, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

TLGY, SC Assets, Pubco and their respective directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination. More detailed information regarding the directors and officers of TLGY, and a description of their interests in TLGY, is contained in TLGY’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 5, 2025, and is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Business Combination and other matters to be voted upon at the Extraordinary General Meeting will be set forth in the Registration Statement for the Business Combination when available.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements with respect to the proposed Business Combination include expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding SC Assets, Pubco, TLGY and the proposed Business Combination, statements regarding the anticipated benefits and timing of the completion of the proposed Business Combination, the assets held by SC Assets and Pubco, the price and volatility of ENA Token, ENA Token’s growing prominence as an issuer of digital dollars on-chain, Pubco’s listing on any securities exchange, the macro, political and regulatory conditions surrounding ENA Token, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting its treasury initiatives and strategic stake in the Ethena Protocol, plans and use of proceeds, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the proposed Business Combination, the satisfaction of closing conditions to the proposed Business Combination and the level of redemptions of TLGY’s public shareholders, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; the risk that the proposed Business Combination may not be completed by TLGY’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the proposed Business Combination, including the approval of TLGY’s shareholders and the listing of Pubco’s securities on a national securities exchange at closing; failure to realize the anticipated benefits of the proposed Business Combination; the level of redemptions by TLGY’s public shareholders, which may reduce the public float of, reduce the liquidity of the trading market of, and/or impact the ability of, the shares of Class A common stock of Pubco to be listed in connection with the proposed Business Combination; the insufficiency of the third-party fairness opinion for the board of directors of TLGY in determining whether or not to pursue the proposed Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; costs related to the proposed Business Combination and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the volatile nature of the price of ENA Token; the risk that Pubco’s stock price will be highly correlated to the price of ENA Token and the price of ENA Token may decrease between the signing of the definitive documents for the proposed Business Combination and the closing of the proposed Business Combination or at any time after the closing of the proposed Business Combination; risks associated with TLGY, SC Assets and Pubco’s ability to consummate the proposed Business Combination timely or at all, including in connection with potential regulatory delays or impediments, changes in ENA Token prices or for other reasons; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding ENA Token; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the proposed Business Combination, Pubco experiences difficulties managing its growth and expanding operations; the risks that launching and growing Pubco’s ENA Token treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing Pubco’s business plan, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A Common Stock will be listed or by the SEC, which may impact Pubco’s ability to list its securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, SC Assets, TLGY or others following announcement of the proposed Business Combination, and those risk factors discussed in documents that Pubco and/or TLGY has filed, or will file, with the SEC. The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of The Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that have been and/or will be filed by TLGY with the SEC from time to time, the Registration Statement that will be filed by Pubco and TLGY and the proxy statement/prospectus contained therein, and other documents that have been or will be filed by TLGY and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither TLGY, SC Assets nor Pubco presently know or that TLGY, SC Assets and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of TLGY, SC Assets, and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY, SC Assets, nor Pubco gives any assurance that any of TLGY, SC Assets, or Pubco will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by TLGY, SC Assets or Pubco or any other person that the events or circumstances described in such statement are material.

The terms of the proposed Business Combination described in this communication, including any dollar-denominated figures or implied valuations, are based on information as of the date of the signing of the definitive Business Combination Agreement and assume no redemptions from the TLGY trust account. These terms are subject to change, including as a result of fluctuations in the price of ENA Token prior to closing of the proposed Business Combination. There can be no assurance that the final terms at the closing of the Business Combination will reflect the figures referenced herein.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TLGY, SC Assets, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.